UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Logility, Inc.

(Name of the Issuer)

James C. Edenfield

Thomas L. Newberry

(Name of Persons Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue

Suite 2000

Memphis, Tennessee 38103

(901) 526-2000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779

Form or Registration No.:	Schedule TO (File No. 005-53013)

Filing Party:	American Software, Inc. and Logility, Inc.

Date Filed:	May 22, 2009

RULE 13E-3 TRANSACTION STATEMENT

This Rule 13E-3 Transaction Statement (this “Statement”) relates to the offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”) to purchase up to all the outstanding shares of common stock (the “Shares”), no par value, of Logility, Inc., a Georgia corporation (“Logility”) not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009, (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 19, 2009 (the “Schedule TO”).

The information set forth in the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 of Logility filed with the Commission on May 22, 2009, as amended and supplemented by the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed on June 18, 2009 (the “Schedule 14D-9”) is incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Logility is the subject company. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

The information set forth in the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

The information set forth in the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the section of the Offer to Purchase entitled “Schedule B” is incorporated herein by reference.

The information set forth in the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Each of James C. Edenfield and Thomas L. Newberry are filing persons. Each of the filing persons’ business address is 470 East Paces Ferry Road, N.E., Atlanta, Georgia 30305. Each of the filing persons’ business phone number is (404) 264-5296. Each of the filing persons is an affiliate of the subject company, Logility, by way of his ownership of Class B common stock of American Software. Under the articles of incorporation of American Software, the holders of Class B common stock, as a class, have the right to elect a majority of the board of directors of American Software. Mr. Edenfield and Dr. Newberry, as a group, beneficially own 100% of the Class B common stock of American Software. Mr. Edenfield and Dr. Newberry share voting power with respect to all shares of American Software beneficially held by them. As of May 12, 2009, American Software is the record owner and has the sole power to vote and to dispose or direct the disposition of 11,300,000 shares of Common Stock, which represents approximately 88% of the Shares. Mr. Edenfield and Dr. Newberry, therefore, may be deemed to have both voting power and dispositive power with respect to, and thus beneficial ownership of, the Common Stock held by American Software.

The information set forth in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in “Schedule A” of the Offer to Purchase is incorporated herein by reference.

(d) American Software is the offeror in the Offer. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer” is incorporated herein by reference.

(c) Not applicable.

(d) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Dissenters’ Rights; Rule 13e-3” is incorporated herein by reference.

The information set forth in the section of the Solicitation/Recommendation Statement on Schedule 14D-9 entitled “Item 8. Additional Information – Dissenters’ Rights” is incorporated herein by reference.

(e) Not applicable.

(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer,” “Special Factors – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility,” and “Special Factors – Related Party Transactions” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation – Background of the Transaction” and “Annex A” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” and “Special Factors – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation – Background of the Transaction,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Annex A” is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” and “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation – Intent to Tender” is incorporated herein by reference.

Item 6. Purposes of Transaction and Plans or Proposals.

(b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(1) through (8) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer,” “Special Factors – Conduct of Logility’s Business if the Offer Is Not Completed,” and “The Tender Offer – Section 10 – Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) through (c) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Reasons for the Position” is incorporated herein by reference.

(d) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer,” “The Tender Offer – Section 5 – Certain U.S. Federal Income Tax Considerations,” and “The Tender Offer – Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements – American Software’s Plans for Logility; Certain Effects of the Offer” and “Item 8. Additional Information” are incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Recommendation,” “Item 4. The Solicitation or Recommendation – Reasons for the Position,” and “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

(c) The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares not owned by American Software or its affiliates or the directors and executive officers of American Software or Logility (other than directors of Logility who constitute the special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 12 – Conditions to the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Reasons for the Position” and “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

(d) The information set forth in the section of the Schedule 14D-9 entitled, “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(e) A majority of the directors of Logility who are not employees of Logility have recommended that the shareholders of Logility accept the Offer and tender their Shares pursuant to the Offer. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled, “Item 4. The Solicitation or Recommendation – Recommendation” is incorporated herein by reference.

(f) The information set forth in the sections of the Offer to Purchase entitled, “Special Factors – Position of American Software Regarding the Fairness of the Offer” and “Special Factors – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled, “Item 4. The Solicitation or Recommendation – Reasons for the Position” and “Item 4. The Solicitation or Recommendation – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used,” and “Annex B” is incorporated herein by reference.

(c) The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee” and “Annex B” is incorporated herein by reference. The Opinion of VRA Partners, LLC to the Special Committee of the Board of Directors of Logility dated May 14, 2009 and the written presentations made by VRA Partners, LLC to the Special Committee of Logility as set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee – VRA Presentations” will be made available for inspection and copying at the principal executive offices of the subject company during its regular business hours by any interest holder of Shares who has been sol designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Tender Offer – Section 9 – Source and Amount of Funds” is incorporated herein by reference.

(b) and (d) Not applicable.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” and “Schedule B” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Intent to Tender” is incorporated herein by reference.

(e) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer,” “Special Factors – Position of American Software Regarding the Fairness of the Offer,” and “Special Factors – Security Ownership with Respect to the Majority-of-the-Minority Condition” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 13. Financial Statements

(a)(1) The information contained in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

The audited consolidated financial statements of Logility as of and for the fiscal years ended April 30, 2007 and April 30, 2008 are incorporated herein by reference to Item 8 to Logility’s Annual Report on Form 10-K for the year ended April 30, 2008.

(a)(2) The unaudited consolidated financial statements of Logility as of and for the quarter ended January 31, 2009 are incorporated herein by reference to Item 1 to Logility’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.

(a)(3) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

(b) Not material.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15. Additional Information.

(b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Security Ownership with Respect to the Majority-of-the-Minority Condition,” the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 8. Additional Information” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description
(a)	None.

(b)	None.

(c)(1)	Opinion of VRA Partners, LLC to the Special Committee of the Board of Directors of Logility dated May 14, 2009 (incorporated by reference to Annex B of the Solicitation/Information Statement on Schedule 14D-9 filed by Logility with the Commission on May 22, 2009).

(c)(2)	Investment Banking Presentation Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC dated May 14, 2009 (incorporated by reference to Exhibit (c)(2) of the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO by American Software and Logility on May 22, 2009 (“Schedule TO”)

(c)(3)	Investment Banking Presentation Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (a)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9/A (Amendment No. 1) filed by Logility with the Commission on June 18, 2009 (“Amendment No. 1 to Schedule 14D-9”)).

(c)(4)	Investment Banking Presentation Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC, dated April 21, 2009 (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to Schedule 14D-9).

(c)(5)	Discussion Materials Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC, dated May 6, 2009 (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to Schedule 14D-9).

(c)(6)	Discussion Materials Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC, dated May 12, 2009 (incorporated by reference to Exhibit (a)(7) of Amendment No. 1 to Schedule 14D-9).

(c)(7)	Financial Materials Prepared for the Special Committee of the American Software Board of Directors by the Chief Financial Officer (incorporated by reference to Exhibit (c)(7) of the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 19, 2009 (“Amendment No. 2 to Schedule TO”)).

(c)(8)	Investment banker’s independent compilation of valuation data for supply chain software companies as a group as of March, 2009 (not produced by the banker as a part of this transaction) (incorporated by reference to Exhibit (c)(8) of Amendment No. 2 to Schedule TO).

(c)(9)	Compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008 (incorporated by reference to Exhibit (c)(9) of Amendment No. 2 to Schedule TO).

(d)	None.

(e)	Article 13 of the Georgia Business Corporation Code (incorporated by reference to Schedule C to the Offer to Purchase included in Schedule TO).

(f)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James C. Edenfield
James C. Edenfield

Date: June 19, 2009

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas L. Newberry
Thomas L. Newberry

Date: June 19, 2009